The Hillman Companies, Inc.

10590 Hamilton Avenue

Cincinnati, Ohio 45231-1764

August 5, 2011

VIA EDGAR

W. John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Hillman Companies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 31, 2011

File No: 1-13293

Dear Mr. Cash:

The Hillman Companies, Inc. (the “Company” or “Hillman”) hereby acknowledges receipt of the comment letter, dated July 19, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010 (the “Form 10-K”) and hereby submits this letter in response. The Staff’s comments are reprinted below and are followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

Consolidated Statements of Operations, page 48

1.	Comment: We note your Statement of Operations appears to exclude depreciation and amortization from cost of sales in your determination of gross profit. Please refer to SAB Topic 11:B, and revise your presentation to either include depreciation and amortization as part of cost of sales or remove your presentation of gross profit.

Response: The Company acknowledges the Staff’s comment and will remove the presentation of gross profit from the Statement of Operations in future applicable filings with the Commission.

W. John Cash, Accounting Branch Chief

Division of Corporation Finance

August 5, 2011

Note 2 – Summary of Significant Accounting Policies

Inventories, page 54

2.	Comment: We note your accounting policy for excess and obsolete inventory. Please explain why you believe a 24 month period is appropriate for the determination of excess and obsolete inventory reserves. Please also tell us what dollar amounts of your inventory have been held by the company for a period in excess of one year.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that it believes its policy for establishing reserves for excess and obsolete inventory based on historical usage is appropriate. The Company sells in excess of 60,000 different products and, therefore, individual identification of excess and inventory reserves is not practical. The Company’s product offering consists primarily of fasteners (nuts, bolts, anchors, screws, washers, etcetera), key blanks, engrave-able tags and metal rods and shapes. These products have extremely long shelf lives and generally are not subject to functional or technological obsolescence. The Company established its current policy with respect to excess and obsolete inventory over 20 years ago and has applied it consistently ever since. The policy for establishing reserves applies a specified percentage to the cost of inventory based on the number of months supply on hand. The percentages applied are as follows:

Months on hand	Reserve applied
Greater than 24 months, less than 36 months	33% of inventory cost

Greater than 36 months, less than 60 months	66% of inventory cost

Greater than 60 months	90% of inventory cost

No sales in previous 24 months	90% of inventory cost

Inventory in excess of 60 months on hand and inventory with no movement in the past 24 months is reserved at 90%, which assumes, on average, a 10% recovery or salvage value.

The dollar amount of inventory held by the company for a period in excess of one year at December 31, 2010 was $ 19.5 million.

Note 6 – Income Taxes, page 62

3.	Comment: Your disclosure indicates a deferred tax asset was recorded for costs that were capitalized in connection with the 2010 merger transaction. Please tell us and disclose in future filings, the nature of these costs which were capitalized and gave rise to your deferred tax asset.

W. John Cash, Accounting Branch Chief

Division of Corporation Finance

August 5, 2011

Response: The Company acknowledges the Staff’s comment and will expand Note 6 – Income Taxes to its consolidated financial statements filed in future applicable filings with the Commission to include the following disclosure:

“In 2010, a deferred tax asset of $1,887 was recorded for costs that were capitalized in connection with the 2010 Merger Transaction. Costs totaling $4,887 were capitalized in connection with the 2010 Merger Transaction, including $1,138 of investment banking fees, $1,070 of consulting and advisory fees, $2,117 of legal fees and $562 of other miscellaneous transaction costs. The Company has established a valuation allowance of $914 in the Predecessor period and $973 in the Successor period for the entire amount of the deferred tax asset related to these non-amortizable capitalized costs.”

Note 21 – Segment and Geographic Information, page 82

4.	Comment: We note your disclosure indicates you have one reportable segment. Please address the following:

•	Please provide us with an analysis in support of your segment conclusions. Please refer to ASC 280-10-50 for guidance.

•	Please provide us with a copy of your latest monthly financial reporting package that is delivered to your CODM.

•

Provide us with an organizational chart showing all personnel involved in managing your organization at the executive and senor management levels, clearly indicating the job function and identify your chief operating decision maker (CODM).

•

We assume that you have reporting units below that of your single operating segment for the purpose of assessing goodwill. Please tell us about this and provide us with proposed disclosures for future filings.

Response:

The Company acknowledges the Staff’s comment and hereby advises the Staff that management has considered the guidance in ASC 280-10-50 and prepared the following analysis to support the conclusion that the Company has only one reportable segment:

ASC 280, Segment Reporting, requires public business enterprises to report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim reports issued to shareholders. ASC 280 defines an operating segment as a component of an enterprise:

1.	That engages in business activities from which it may earn revenue and incur expenses;

W. John Cash, Accounting Branch Chief

Division of Corporation Finance

August 5, 2011

2.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and,

3.	For which discrete financial information is available.

The Company distributes its six primary products, keys, fasteners, threaded rod, letters numbers and signs (“LNS”), builder’s hardware and engraving products to the retail market. With the exception of the All Points business (see discussion below), the Company tracks and report sales activity for nine different market channels: Traditional (Hardware dealers selling primarily through the ACE and True Value coops), National Accounts (Lowe’s, Home Depot, Wal-Mart, Petco and other large national retailers), Regional (Orchard, Sutherlands, etc.), Export (retailers outside the United States, Australia, Mexico and Canada), Direct (small hardware stores and other locations not large enough to warrant direct service), Commercial Industrial, Australia, Mexico, and Canada.

Sales for the market channels are reported daily, monthly, and annually. However, with the exception of revenues and margins, the Company does not track financial data separately for the nine market channels. There is no detail of expenses or operating income by channel, nor does the Company separately track operating assets and liabilities. There is no discrete financial information available and there are no separate operating results for the CODM to use to make decisions with respect to the allocation of resources. As a result, the Company does not consider the market channels to meet the criteria for reportable segments under ASC 280.

Furthermore, ASC 280 outlines aggregation criteria that allow two or more operating segments to be aggregated into a single operating segment when the segments have similar economic characteristics and are similar in five areas, which are described below:

1.	Nature of products and services – All six product categories, fasteners, keys, LNS, threaded rod, builder’s hardware and engraving products are sold to all nine of the market channels we track. The products sold to ACE hardware are the same products sold to Lowe’s.

2.	Nature of the production process – The only product lines manufactured by the Company are LNS, key, and engraving duplicating equipment. Production of all products for all market channels takes place in our Tempe, Arizona facility. The packaging and distribution of fasteners is the same for all channels.

3.	The type or classes of customer – All of the Company’s customers are retailers, primarily home centers, hardware stores, or mass merchants.

4.	The method used to distribute products or provide services – Distribution to all of the Company’s market channels occurs through the same distribution network. For example, the Cincinnati distribution center stores products, picks orders, packs and ships all product lines to all market channels. Lowe’s buys keys, LNS, threaded rod and fasteners from the Company. All product lines are ordered on one Electronic

W. John Cash, Accounting Branch Chief

Division of Corporation Finance

August 5, 2011

Data Interchange (EDI) purchase order from Lowe’s. The Company, in turn, picks, packs, and ships a consolidated order to Lowe’s with all four product lines combined. The sales and service organization is not segregated by product and they sell and service all product categories.

5.	If applicable, the nature of the regulatory environment – This factor is not applicable to the Company.

Even if the various market channels to which the Company sells could be considered operating segments, they can be aggregated into a single segment based on the criteria described above. Accordingly, the Company has not reported the various market channels as disaggregated operating segments in its annual consolidated financial statements.

On December 28, 2007, the Company acquired All Points Industries, Inc., (“All Points”) a distributor of commercial and residential fasteners catering to the hurricane protection market. Although the products offered by All Points are similar to the other products offered by the rest of the Company, the markets served are primarily commercial and residential, not retail. Additionally, All Points operates as a stand-alone entity with its own general ledger and financial statements. Nonetheless, All Points does not meet any of the quantitative requirements for segment disclosure. Assets, revenue and operating income of All Points were all well under the 10% quantitative threshold required by ASC 280, and therefore, All Points would not be considered a reportable segment.

Although we do not have reportable segments we do disclose geographic area data for the United States, Mexico, Canada, and other foreign destinations.

In addition, the Company acknowledges the Staff’s requests for information and hereby advises the Staff that in response to the comment it is providing supplementally a copy of (i) the report entitled “The Hillman Companies, Inc. Monthly Performance Report March 2011” and (ii) an organizational chart showing all personnel involved in managing the organization at the executive and senior management levels, clearly indicating the job function. In accordance with Rule 418 under the U.S. Securities Act of 1933, as amended, the Company requests that the supplemental information be returned to the Company promptly following the completion of the Staff’s review thereof.

The Company also acknowledges the Staff’s comment regarding reporting units below the operating segment and hereby advises the Staff that on December 31, 2010, the Company had three reporting units below the single operating segment. In the aggregate, these three reporting units accounted for 6.5% of net revenue and less than 1% of total assets. Accordingly, the Company hereby advises the Staff that it did not consider reporting units below the operating segment for purposes of assessing goodwill as of December 31, 2010.

On March 16, 2011, Hillman Group acquired all of the membership interests in TagWorks, an Arizona limited liability company. TagWorks would be considered a separate reporting

W. John Cash, Accounting Branch Chief

Division of Corporation Finance

August 5, 2011

unit for purposes of assessing goodwill. The Company will revise its disclosure in future applicable filings with the Commission as follows:

“Goodwill represents the excess purchase cost over the fair value of net assets of companies acquired in business combinations. Goodwill is an indefinite lived asset and is tested for impairment at least annually or more frequently if a triggering event occurs. The Company considers TagWorks (See Note 4 - Acquisitions) as one reporting unit and the remaining operations a second reporting unit for goodwill impairment testing purposes. If the carrying amount of goodwill is greater than the fair value, impairment may be present. In connection with the Merger Transaction, an independent appraiser assessed the value of its goodwill based on a discounted cash flow model and multiple of earnings. Assumptions critical to the Company’s fair value estimates under the discounted cash flow model include the discount rate, projected average revenue growth and projected long-term growth rates in the determination of terminal values.

Directors, Executive Officers, and Corporate Governance

Committees, page 102

5.	Comment: In future filings, please disclose whether your audit committee has at least one audit committee financial expert and provide the accompanying disclosure required by Item 407(d)(5) of Regulation S-K. Alternatively, please explain to us why you believe it is appropriate that your board of directors has not determined whether your audit committee includes a member serving as an audit committee financial expert.

Response:

The Company acknowledges the Staff’s comments and will revise its disclosure in future applicable filings with the Commission to state as follows:

“The Board of Directors has determined that it does not currently have an “audit committee financial expert” (within the meaning of applicable rules of the SEC) serving on the audit committee. The Company is not required to have an “audit committee financial expert” and the Board of Directors has determined that the members of the audit committee, Messrs Andrien and Caulk, are sufficiently financially sophisticated, as required by NYSE AMEX listing standards, to perform their roles and responsibilities as audit committee members. As further described herein, Messrs Andrien and Caulk have each held chief executive officer positions at, and served as directors of, U.S. corporations.”

W. John Cash, Accounting Branch Chief

Division of Corporation Finance

August 5, 2011

Executive Compensation

Compensation Discussion and Analysis

Establishing Compensation Levels

Assessment of Market Data, Peer Comparisons and Benchmarking of Compensation, page 107

6.

Comment: We note that you seek to compensate your executives “in a comparable manner to the 50th percentile of…peer group members which include companies of a comparable size with similar products and services within its geographic region.” In particular, it appears that you target each of your named executive officer’s total cash compensation at the 50th percentile. We also note your disclosure that “Hillman believes that executive base salaries should be targeted at the median of the range of salaries for executives in similar positions and with similar responsibilities at comparable companies.” In future filings, please identify the companies that comprise your peer group and disclose where actual total cash compensation and base salary amounts, as well as any other element of compensation, paid to each of your named executive officers fell relative to benchmarked amounts. See Item 402(b)(2)(xiv) of Regulation S-K. In addition, please describe in more detail the role that peer group information and market surveys perform in the setting of your CEO’s compensation.

Response: The Company acknowledges the Staff’s comment and will revise its disclosure in future applicable filings with the Commission as follows:

“Assessment of Market Data, Peer Comparisons and Benchmarking of Compensation

In establishing the compensation for each NEO, the Compensation Committee considers information about the compensation practices of companies both within and outside our industry and geographic region, and considers evolving compensation trends and practices generally. The Compensation Committee reviews third-party market and peer company compensation data published by various organizations, including the Employee Research Association of Cincinnati, the National Association of Manufacturers and the Profit Planning Group as part of its assessment of the general competitiveness of the elements of its compensation programs. The Compensation Committee usually reviews the mean and the median base salary and annual cash bonuses paid to executives in similar positions and with similar responsibilities by companies of comparable size as reflected in third-party surveys, and takes this information into account as one factor when making its annual compensation determinations. The Compensation Committee does not typically use market data to establish specific targets for compensation or any particular component of compensation, or otherwise numerically benchmark its compensation decisions. The Company did not utilize a compensation consultant during fiscal year 2010.

W. John Cash, Accounting Branch Chief

Division of Corporation Finance

August 5, 2011

Determination of CEO Compensation

Consistent with its determination process for other NEOs, the Compensation Committee considers a variety of factors when determining compensation for our CEO, including past corporate and individual performance, general market survey data for similar size companies, and the degree to which the individual’s contributions have the potential to influence the outcome of the company’s short- and long-term operating goals and alignment with shareholder value.

Short Term Compensation Elements

Base Salary, page 107

7.	Comment: We note that individual performance serves as one factor in your determination to adjust base salaries. In future filings, please identify the elements of individual performance that your board, compensation committee, and CEO have taken into account in making adjustments to your named executive officers’ base salaries. See Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will revise its disclosure of Base Salary in future applicable filings with the Commission as follows:

“The aggregate targeted base salary increases in 2010 for the Company’s executives including the NEO’s in 2010 was set at 3% by the Compensation Committee. The Compensation Committee took into consideration 2009 financial performance as well as budgeted 2010 financial performance in establishing the 3% target. The targeted increase was increased or decreased for individual NEO’s based on performance and changes in responsibilities. Mr. Waters’ salary increase reflects significant increased responsibilities assumed by him in connection with the 2010 Merger Transaction and related financing activities of the Company. Mr. Heredia received no salary increase as a result of a decline in sales of engraving products. The remaining NEO salary adjustments approximated the 3% target increase.”

Grants of Plan-Based Awards Table for Fiscal Year 2010, page 113

8.	Comment: Based on your disclosure on page 108 that “if 85% or less of the bonus targets for the applicable year are met, the NEO will not be entitled to receive a bonus,” it appears that threshold amounts (amount if 86% of the bonus targets are met) should be disclosed in your grants of plan-based awards table. See Instruction 2 to Item 402(d) of Regulation S-K. Please advise us or revise your disclosure accordingly in future filings.

W. John Cash, Accounting Branch Chief

Division of Corporation Finance

August 5, 2011

Response: The Company acknowledges the Staff’s comment and will revise its tabular disclosure on performance targets in future applicable filings to include a “Threshold” column and clarifying footnotes to indicate that the “Threshold” column reflects achievement of less than 85% of performance targets; the “Target” column indicates performance achievement of 100% and that reduced amounts are paid for achievement between 86% and 99%. The revised tabular disclosure will be as follows:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Option Awards; Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)
Max W. Hillman	11/23/2010	18,850	282,750	539,400	4,200	1,000	0
James P. Waters	11/23/2010	6,113	91,700	183,400	2,625	1,000	0
Richard P. Hillman	11/23/2010	7,946	119,200	238,400	2,625	1,000	0
George L. Heredia	11/23/2010	5,670	85,050	170,100	1,575	1,000	0
Albert M. Church	11/23/2010	5,297	79,450	158,900	2,100	1,000	0

(1)	This column shows performance-based bonus awards that each NEO is entitled to receive pursuant to the terms of each executive’s employment agreement and the Company’s performance bonus plan. As further detailed in the Compensation Discussion & Analysis, each employment agreement specifies the named executive officer’s target and maximum bonus as a percentage of his annual base salary as follows: Max Hillman – target of 65% of annual base salary and maximum of 124% of annual base salary; Richard Hillman – target of 40% of annual base salary and maximum of 80% of annual base salary; James Waters, George Heredia and Albert Church – target of 35% of annual base salary and maximum of 70% of annual base salary. Each executive is also entitled to a reduced annual bonus if between 86% and 99% of the bonus targets are met; if 85% or less of the bonus targets for the applicable year are met, the NEO will not be entitled to receive a bonus. The threshold amount included in the table above represents the minimum payout if 86% of the bonus target was met.
(2)	This column shows the grant date fair value of the stock options calculated in accordance with FASB ASC Topic 718. See Note 14, Stock-based Compensation, to the accompanying consolidated financial statements for the year ended December 31, 2010 for additional details.

Annual Performance-Based Bonuses, page 108

9.	Comment: We note that 2010 bonus objectives were based in part on personal management objectives. In future filings, please identify the personal management objectives applicable to each of your named executive officers, explain how actual performance relative to those objectives are measured, and disclose what percentage of each named executive officer’s personal performance objectives was actually achieved.

Response: The Company acknowledges the Staff’s comment and will revise its disclosure of Annual Performance-Based Bonuses in future applicable filings with the Commission to include the following:

W. John Cash, Accounting Branch Chief

Division of Corporation Finance

August 5, 2011

“For all of the NEOs, the remaining 15% is based on specific PMOs which are based on the attainment of specified individual project or sales milestones, which like other bonus performance objectives are established for each NEO and reviewed by the Compensation Committee and Board of Directors in consultation with our CEO, other than with respect to himself. Mr. Max Hillman and Mr. Waters 2010 PMO was to develop a distribution and manufacturing facility rationalization plan for 2011. Mr. Rick Hillman’s 2010 PMO was based on field service and field sales expense as a percent of total Company net sales. Mr. Heredia’s 2010 PMO target was the placement of additional engraving machines in retail locations. Mr. Church’s 2010 PMO was based on field service expense as a percent of National Account net sales.”

See also the additional tables below in response to Comment 10.

10.	Comment: We note your disclosure regarding how actual results compared (expressed as a percentage) to the targets under your annual performance-based bonus program. With a view toward disclosure in future filings, please disclose each of your performance targets under this program and indicate precisely where actual results fell relative to these targets. Further, please explain how such results translated into the earned percentage amounts and ultimate payouts made under the program as disclosed on pages 108 and 109, respectively.

Response: The Company acknowledges the Staff’s comment and will add the following charts in the discussion of Annual Performance-Based Bonuses in future applicable filings with the Commission:

The chart below shows the percentage of the bonus target obtained for each criteria with respect to each NEO for purposes of determining the 2010 Performance Based Bonus award:

	EBITDA	GM$	GM%	ROANTA	Safety	PMO’s
Max. W. Hillman	97.7%	75.6%	0.0%	111%	100%	100.0%
James P. Waters	97.7%	n/a	0.0%	111%	100%	100.0%
Richard P. Hillman	97.7%	59.2%	0.0%	n/a	100%	78.3%
George L. Heredia	97.7%	103.2%	0.0%	n/a	100%	0.0%
Albert M. Church	97.7%	139.6%	0.0%	n/a	100%	139.1%

The chart below shows the bonus earned for each criteria with respect to each NEO for purposes of determining the 2010 Performance Based Bonus award:

W. John Cash, Accounting Branch Chief

Division of Corporation Finance

August 5, 2011

	EBITDA	GM$	GM%	ROANTA	Safety	PMO’s	Total
Max. W. Hillman	82,888	32,062	—	46,613	28,275	42,412	232,250
James P. Waters	26,882	—	—	30,511	9,170	13,755	80,318
Richard P. Hillman	34,943	21,181	—	—	11,920	14,007	82,051
George L. Heredia	24,932	26,334	—	—	8,505	—	59,771
Albert M. Church	23,291	33,275	—	—	7,945	16,572	81,083

Summary Compensation Table, page 112

11.	Comment: We note that Mr. Church received amounts for “relocation expenses” in each of the last three fiscal years. Please supplementally explain to us the reason why you have paid Mr. Church these amounts and, to the extent he or any other named executive officer receives amounts for a similar purpose; please provide footnote disclosure explaining the reasons for such payments.

Response: The Company acknowledges the Staff’s comment and will add the following explanatory note to the Summary Compensation Table in future applicable filings with the Commission:

“At the Company’s request, Mr. Church relocated from his home in Charlotte, North Carolina to Cincinnati, Ohio in July 2008. The Company’s policy is to reimburse relocating executives for moving expenses and all costs associated with the sale of their existing homes. Amounts reimbursed are grossed up for income taxes. Additionally, the Company reimbursed Mr. Church in 2009 for the loss suffered on the sale of his North Carolina residence when the housing market in Charlotte deteriorated. The 2010 reimbursement included additional amounts for the gross up of income taxes on amounts reimbursed in 2009.”

Security Ownership of Certain Beneficial Owners and Management, page 124

12.	Comment: In future filings, please clarify your reference to “Purchaser” in the introductory paragraph under this heading or otherwise revise your disclosure to remove this reference.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that the term Purchaser, as used in the introductory paragraph, refers to OHCP HM Acquisition Corp. The Company will revise its disclosure in applicable future filings with the Commission to clarify the point.

Certain Relationships and Related Transactions, page 125

13.	Comment: We note your disclosure that “employees are not permitted to own financial interest in or hold any employment or managerial position with…one that seeks to do

W. John Cash, Accounting Branch Chief

Division of Corporation Finance

August 5, 2011

or does business with the company,” which appears inconsistent with your disclosure that “All Points leases an industrial warehouse and office facility from companies under the control of the Manns’.” Please reconcile this apparent inconsistency for us and revise your disclosure accordingly in future filings.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that All Points was acquired by the Company in December, 2007. In connection with the acquisition, the Company entered into lease agreements for industrial warehouse and office facilities owned by companies under the control of Gregory and Gabrielle Mann, the two executive officers of All Points. The Company engaged a real estate broker to ensure the terms of the lease agreements with the Manns’ were at market. The transaction was approved by the Company’s Board of Directors. The Company will revise its disclosure in applicable future filings with the Commission as follows:

“Officers, directors, and employees are also not permitted to own financial interest in or hold any employment or managerial position with a competing firm or one that seeks to do or does business with the Company without prior approval of the Board of Directors of the Company.”

Exhibits and Financial Statement Schedules, page 127

14.	Comment: We note that your exhibit list does not include the following items:

•	Serv-A-Lite Stock Purchase Agreement described on page 2.

•	License agreement with KeyWorks referenced on page 4.

•	OHCP HM Acquisition Corp. 2010 Stock Option Plan described on page 76.

•	Option agreements or a form thereof referenced on page 115.

Please file with your next Exchange Act report the above-referenced exhibits. If you have already filed these agreements, please indicate with which filings you have done so and either file them with or incorporate them by reference into your future Forms 10-K as appropriate. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will file the exhibits referenced herein with the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2011.

W. John Cash, Accounting Branch Chief

Division of Corporation Finance

August 5, 2011

*        *        *

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

If you have any questions or additional comments concerning the foregoing, please contact me at (513) 851-4900, extension #2063.

Sincerely,

/s/ James P. Waters
James P. Waters
Chief Financial Officer
The Hillman Companies, Inc.

cc:	John C. Kennedy, Esq.

        Paul, Weiss, Rifkind, Wharton & Garrison LLP